VANCOUVER OFFICE Suite 400 – 837 West Hastings Street Vancouver, BC V6C 3N6 CANADA T EL: (604) 687-1717 FA X: (604) 687-1715 WEB: www.augustaresource.com

VIA SEDAR

May 19, 2010

Financial Reporting Department
British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sir or Madam:

The amended Management’s Discussion & Analysis (“MD&A) for the interim period ended March 31, 2010 is being re-filed today (Project #1579274) to include a section for disclosure controls that were omitted from the previously filed MD&A on May 11, 2010. In addition, the Company is filing amended certificates for each of the CEO and CFO with respect to this filing (Form 52-109F2R project #1579276)

Please do not hesitate to contact the undersigned at (303) 300-0134 should you require any further information.

Yours truly,

“Raghunath Reddy”

Raghunath Reddy
Senior Vice-President and Chief Financial Officer

RIGHT PEOPLE. RIGHT PLACE. RIGHT PLAN.	STOCK SYMBOL: TSX - AZC